Exhibit (b)(1)

EXECUTION COPY

LEHMAN BROTHERS INC. LEHMAN COMMERCIAL PAPER INC. LEHMAN BROTHERS COMMERCIAL BANK 745 Seventh Avenue New York, New York 10019	DEUTSCHE BANK SECURITIES INC. DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH 60 Wall Street New York, New York 10005

August 12, 2008

COMMITMENT LETTER

PERSONAL AND CONFIDENTIAL

CVS Caremark Corporation

One CVS Drive

Woonsocket, Rhode Island 02895

Attention:	Carol DeNale
Vice President and Treasurer

Ladies and Gentlemen:

Based upon recent discussions between (i) Lehman Brothers Inc. (“Lehman Brothers”) and its affiliates Lehman Commercial Paper Inc. (“LCPI”), Lehman Brothers Commercial Bank (together with its designated affiliates, “LBCB”), Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG Cayman Islands Branch (“DB” and, together with Lehman Brothers, LCPI, LBCB and DBSI, each a “Credit Party” and, collectively, the “Credit Parties” or “us”) and (ii) CVS Caremark Corporation (the “Company” or “you”), and relying upon the information which you have previously provided to us, and subject to the terms and conditions set forth herein and in the Term Sheet (as defined below):

LCPI is pleased to confirm its willingness to act as administrative agent (in such capacity, the “Administrative Agent”) for a proposed 364-day Bridge Loan Facility for the Company in the amount of $1.5 billion (the “Bridge Loan Facility”),

Lehman Brothers and DBSI are pleased to confirm their willingness to be the joint lead arrangers and joint bookrunners (together, in such capacity, the “Lead Arrangers”) for the Bridge Loan Facility,

DBSI is pleased to confirm its willingness to act as syndication agent (in such capacity, the “Syndication Agent”) for the Bridge Loan Facility, and

Each of LBCB, or an affiliate thereof, and DB (together, in such capacity, the “Lead Banks”) is pleased to advise you of its several commitment to provide 50% of the Bridge Loan Facility, provided that, each commitment shall be ratably reduced after the date hereof in accordance with “Mandatory Bridge Loan Facility Reduction Prepayment” as

set forth in the Term Sheet referred to below and, for the avoidance of doubt, it is understood and agreed that such section shall be applicable to reduce the commitments both prior to and after the Effective Date (as defined in the Term Sheet).

The Bridge Loan Facility would be provided pursuant to a credit agreement which would contain the terms and conditions set forth herein and in the Summary of Principal Terms and Conditions attached hereto (the “Term Sheet”). This letter, the funding fee letter (“Funding Fee Letter”) dated the date hereof from the Credit Parties to you, the agency fee letter (the “Agency Fee Letter”) dated the date hereof from Lehman Brothers, LCPI and LBCB to you, and the Term Sheet are sometimes hereinafter referred to collectively as the “Commitment Documents”. The Funding Fee Letter and the Agency Fee Letter are collectively referred to herein as the “Fee Letters”.

The Lead Banks (or their respective affiliates) and each other lender that may participate in the Bridge Loan Facility are referred to herein individually as a “Lender” and, collectively, as the “Lenders”.

You agree that, without the consent of the Credit Parties, (i) no other agents, co-agents, arrangers or bookrunners will be appointed, and no other titles will be awarded, and (ii) no compensation (other than as expressly contemplated by the Term Sheet and the Fee Letters) will be paid in connection with the Bridge Loan Facility. This paragraph shall survive the closing of the Bridge Loan Facility.

The Lead Arrangers shall have the right to commence syndication of the Bridge Credit Facility after the public announcement of the Longs Acquisition (as defined below). The Lead Arrangers will manage all aspects of the syndication of the Bridge Loan Facility in consultation with you, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders, the amounts allocated and the compensation to be provided to the Lenders, provided that, such Lenders shall be reasonably acceptable to you.

You shall use all commercially reasonable efforts to assist the Lead Arrangers in forming a syndicate acceptable to the Lead Arrangers and you. Your assistance in forming such a syndicate shall include but not be limited to (i) using your commercially reasonable efforts to make your management and other representatives and advisors available to participate in discussions with potential Lenders at such times and places as the Lead Arrangers may reasonably request; (ii) using your commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending relationships; (iii) assisting in the preparation of a confidential information memorandum for the Bridge Loan Facility; and (iv) preparation of such other materials as you and we shall agree are reasonably necessary to successfully complete the syndication.

To ensure an orderly and effective syndication of the Bridge Loan Facility, you agree that, from the date hereof until the earlier of the termination of the syndication as determined by the Lead Arrangers and 30 days following the Closing Date, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility, or debt security of the Company or any of its subsidiaries (other than the syndication of the Bridge Loan Facility as contemplated hereby, the offering of the Permanent Securities or bank loans or other financings as contemplated by the Engagement Letter of even date herewith, and the Excluded Debt (as defined below)), including any renewals or refinancings of any existing debt facility, without the prior written consent of the Lead Arrangers, in each case, if such actions could, in the reasonable judgment of the Lead Arrangers, be expected to materially interfere with the syndication of the Bridge Loan Facility. The “Excluded Debt” shall mean any commercial paper and any revolving credit facility available as a liquidity back-stop for commercial paper.

You hereby represent and covenant that (i) all information other than projections that has been or will be made available to us by you or any of your representatives is or will be, when furnished and taken as a whole, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, (ii) all projections that have been or will be delivered by or on behalf of you have been prepared in good faith based upon reasonable assumptions at the time of preparation thereof, it being understood that such projections are inherently subject to unforeseeable business, economic and competitive uncertainties and there can be no assurance that such projections will be attained or serve as accurate indicators of the actual future results of the relevant entities and (iii) as of the date hereof, there has not been a material adverse change in, or effect on, as the case may be, the financial condition, operations, business, or property of the Company and its subsidiaries taken as a whole since December 29, 2007 or from that described to us in the information previously delivered to us (a “Material Adverse Effect”). You also hereby represent and covenant that, as of the date hereof, there are no actions, suits, arbitration proceedings or claims (whether purportedly on behalf of the Company, any subsidiary or otherwise) pending or, to the knowledge of the Company, threatened against the Company or any subsidiary or any of their respective properties, or maintained by the Company or any subsidiary, at law or in equity, before any Governmental Authority (as defined in the 2007 Credit Facility) which could reasonably be expected to have a Material Adverse Effect. As of the date hereof, there are no proceedings pending or, to the knowledge of the Company, threatened against the Company or any subsidiary which might, individually or in the aggregate, materially and adversely affect any of the financing transactions contemplated by any Commitment Document (it being understood that the Longs Acquisition is not a transaction contemplated by any Commitment Document for purposes of this sentence).

LCPI’s willingness to act as the Administrative Agent and the Lead Banks’, or their respective affiliates’, willingness to participate in the Bridge Loan Facility, are subject to the negotiation and execution of a credit agreement and related documents for the Bridge Loan Facility that are reasonably satisfactory in form and substance to us, the Lenders, the Company and their respective counsel.

By executing this letter, you agree (i) to indemnify and hold harmless each Credit Party, in each of its capacities described herein, and each of their respective officers, directors, employees, affiliates, agents, advisors, controlling persons, successors and assigns (each, an “Indemnified Party”) from and against any and all losses, claims, damages, expenses and liabilities to which any such Indemnified Party may become subject arising out of or in connection with any claim, litigation, investigation or proceeding relating to the Commitment Documents, or any transaction contemplated thereby (including the acquisition (the “Longs Acquisition”) by a two-step tender offer of all the outstanding capital stock of Longs Drug Stores Corporation (“Longs”) by the Company as described in the Agreement and Plan of Merger, dated as of August 12, 2008 (as amended, supplemented or otherwise modified from time to time), among the Company, Longs and Blue Mergersub Corp.), whether or not any Indemnified Party is a party thereto which may be actually incurred by or actually awarded against such Indemnified Party (“Indemnified Losses”), and (ii) to reimburse each Indemnified Party upon demand for all reasonable out-of-pocket costs and expenses (including the reasonable fees and disbursements of counsel) actually incurred in connection with investigating or defending any of the foregoing (“Indemnified Expenses”); provided that, the foregoing indemnity will not, as to any Indemnified Party, apply to any Indemnified Losses or corresponding Indemnified Expenses to the extent (a) attributable to the actions, inactions or legal or regulatory status of such Indemnified Person and (b) not attributable, directly or indirectly, to (1) the actions (other than the mere fact of executing this letter), inactions or legal or regulatory status of the Company or Longs, any of their respective affiliates, or any of the respective officers, directors, employees, agents or controlling persons of the Company or Longs or any such affiliate (each a “Company/Longs Party”), or (2) any transaction or relationship (legal, contractual or otherwise) between any Company/Longs Party and the person or entity making or participating in any such claim, litigation, investigation or proceeding, which transaction or relationship forms a basis for such claim, litigation, investigation or proceeding. Notwithstanding anything to the contrary contained herein, the foregoing indemnity will not, as to any Indemnified Party, apply to any Indemnified Losses or Indemnified Expenses to the extent arising from the willful misconduct or gross negligence of such Indemnified Party.

By executing this letter, you (i) agree that neither you nor any of your affiliates will make any claim against any Indemnified Party for any punitive, special, indirect or consequential damages in respect of any breach or wrongful conduct (whether the claim therefore is based on contract, tort or duty imposed by law) in connection with, arising out of or in any way related to the transactions contemplated and the relationship established by the Commitment Documents, or any act, omission or event occurring in connection therewith, and (ii) waive, release and agree not to sue upon any such claim for any such damages whether or not accrued and whether or not known or suspected to exist in your favor or in the favor of any of your affiliates. This paragraph shall survive the closing of the Bridge Loan Facility and the expiration or other termination of the Commitment Documents.

You acknowledge that each of us may have shared, and may in the future share, in each case on a confidential basis, non-public information concerning the Company and Longs and their respective affiliates with each other and with our other affiliates, in each case subject to the restrictions on the disclosure of confidential information set forth in the separate confidentiality letters previously delivered by us to you and applicable laws, including securities laws. By your execution of this letter, you consent and agree to such sharing.

You agree that the Commitment Documents are for your confidential use only and will not, without our prior consent, be disclosed by you or any of your representatives to any person (other than to Longs or such of your and their board of directors, accountants, attorneys, rating agencies and other advisors, and then only in connection with the transactions contemplated hereby and only on a confidential basis), except that, following your acceptance hereof, you may make such disclosures of the terms and conditions of the Commitment Documents (other than the Fee Letters) as you may reasonably determine are required by law to make. This paragraph shall survive the closing of the Bridge Loan Facility and the expiration or other termination of the Commitment Documents.

Notwithstanding anything to the contrary contained in any of the Commitment Documents, the obligations of each Credit Party under the Commitment Documents are several and not joint or joint and several, and no Credit Party shall be in any way liable or otherwise responsible for any act, omission or obligation of any other Credit Party.

The Commitment Documents are solely for your benefit, may not be relied upon by any other person, shall not be assignable by you and may not be amended or any provision thereof waived or modified except by a document in writing signed, in the case of this letter, the Funding Fee Letter and the Term Sheet, by you and us, and, in the case of the Agency Fee Letter, by you, Lehman Brothers, LCPI and LBCB.

You hereby knowingly, voluntarily and intentionally waive any right you may have to a trial by jury in respect of any litigation arising out of, under or in connection with, the Commitment Documents or the transactions contemplated thereby.

The Commitment Documents set forth the entire understanding of the parties hereto as to the scope of the obligations of the parties thereto and supersede all prior agreements, representations and understandings, if any, relating to the subject matter thereof.

In consideration of the execution and delivery of this Commitment Letter by the Lead Banks or their respective affiliates as a Lender, you agree to pay or cause to be paid the fees and expenses set forth in the Funding Fee Letter as and when payable in accordance with the terms thereof. The compensation, indemnification, and confidentiality provisions contained herein shall survive the closing of the Bridge Loan Facility and the expiration or other termination of the Commitment Documents.

Each Credit Party hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Credit Party and each Lender is required to obtain, verify and record information that identifies the Company, which information includes the name, address, tax identification number and other information regarding the Company that will allow such Credit Party or such Lender to identify the Company in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Credit Party and each Lender.

You acknowledge that each Credit Party and its affiliates (the term “Credit Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Longs Acquisition and otherwise. No Credit Party will use confidential information obtained from you by virtue of the Longs Acquisition or its other relationships with you in connection with the performance by such Credit Party of services for other companies, and no Credit Party will furnish any such information to other companies. You also acknowledge that each Credit Party has no obligation to use in connection with the Longs Acquisition, or to furnish to you, confidential information obtained from other companies.

In connection with all aspects of each transaction contemplated by this letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Bridge Loan Facility and any related arranging or other services described in this letter are an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Credit Parties, on the other hand, and you are capable of evaluating and understanding and understand to accept the terms, risks and conditions of the transactions contemplated by this letter; (ii) in connection with the process leading to such transaction, each Credit Party is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary with respect to the financing contemplated hereby for you or any of your affiliates, stockholder, creditors or employees or any other party; (iii) no Credit Party has assumed or will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to the financing contemplated hereby or the process leading thereto (irrespective of whether such Credit Party has advised or is currently advising you or your affiliates on other matters) and no Credit Party has any obligation to you or your affiliates with respect to the financing transactions contemplated hereby except those obligations expressly set forth in this letter; (iv) each Credit Party and its affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates and no Credit Party has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) no Credit Party has provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against each Credit Party with respect to any breach or alleged breach of agency or fiduciary duty with respect to the financing contemplated hereby. This paragraph shall survive the closing of the Bridge Loan Facility and the expiration or other termination of the Commitment Documents.

The Commitment Documents shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the Commitment Documents may be executed in counterparts. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

The Commitment Documents shall automatically expire if not accepted by you on or before 11:59 P.M. (New York City time) on August 12, 2008. Please indicate your acceptance of the Commitment Documents and your agreement to the terms thereof by signing the enclosed copies of this letter and the Fee Letters and returning them to Lehman Brothers, together with the amounts agreed upon pursuant to the Funding Fee Letter to be payable upon the acceptance hereof.

Even if accepted in accordance with the provisions of the previous paragraph, the obligations of each Credit Party under the Commitment Documents shall expire and terminate automatically, without further act or condition and regardless of cause or circumstance, if loan documentation for the Bridge Loan Facility, satisfactory in form and substance to the Credit Parties, the Company and their respective counsel, is not executed on or before September 30, 2008.

[Signature page follows]

Very truly yours,

LEHMAN BROTHERS INC.

By:	/s/ Gregory L. Smith
Name: Gregory L. Smith
Title: Managing Director

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ Ahuva Schwager
Name: Ahuva Schwager
Title: Authorized Signatory

LEHMAN BROTHERS COMMERCIAL BANK

By:	/s/ Brian Halbeisen
Name: Brian Halbeisen
Title: VP

[Signature page to CVS Caremark Corporation Bridge Loan Facility Commitment Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Frederick W. Laird
Name: Frederick W. Laird
Title: Managing Director

By:	/s/ Heidi Sandquist
Name: Heidi Sandquist
Title: Vice President

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:	/s/ Frederick W. Laird
Name: Frederick W. Laird
Title: Managing Director

By:	/s/ Heidi Sandquist
Name: Heidi Sandquist
Title: Vice President

[Signature page to CVS Caremark Corporation Bridge Loan Facility Commitment Letter]

Accepted and agreed to as of the date first above written

CVS CAREMARK CORPORATION

By:	/s/ Carol A. Denale
Name: Carol A. Denale
Title: Vice President & Treasurer

[Signature page to CVS Caremark Corporation Bridge Loan Facility Commitment Letter]

EXECUTION COPY

CVS Caremark Corporation

Summary of Principal Terms and Conditions

Bridge Loan Facility

August 12, 2008

Borrower:	CVS Caremark Corporation (“CVS” or the “Borrower”).

Bridge Loan Facility:	$1.5 billion senior unsecured bridge loan facility (the “Bridge Loan Facility”) available in up to three draws during the period beginning on the Closing Date (as defined below) and ending 90 days thereafter (the loans thereunder, the “Bridge Loans”). The commitments under the Bridge Loan Facility shall be reduced to (i) $900,000,000 by November 28, 2008 and (ii) $500,000,000 by December 31, 2008, provided that, the Bridge Loans shall be repaid to the extent required by “Mandatory Bridge Loan Facility Reduction Prepayment” below. The remaining outstanding principal balance of the Bridge Loans shall be repaid on the Maturity Date. Amounts repaid under the Bridge Loan Facility may not be re-borrowed.

Maturity Date:	The date that is 364 days after the Closing Date.

Joint Lead Arrangers and Joint Bookrunners:	Lehman Brothers Inc. (“LBI”) and Deutsche Bank Securities Inc. (“DBSI” and, together with LBI, the “Lead Arrangers”).

Administrative Agent:	Lehman Commercial Paper Inc. (“LCPI”).

Syndication Agent:	DBSI.

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Lead Arrangers reasonably acceptable to CVS (each a “Lender” and collectively, the “Lenders”).

Use of Proceeds:	Proceeds of the Bridge Loans shall be applied to (i) pay (A) the share consideration payable in the tender offer (the “Tender Offer”) by CVS through its wholly owned subsidiary for all of the outstanding shares of capital stock of Longs Drug Stores Corporation (“Longs”) and (B) the merger consideration payable in the merger (the “Merger” and, together with the Tender Offer, the “Longs Acquisition”) of Blue Mergersub Corp. with and into Longs all as described in the Agreement and Plan of Merger (the “Longs Merger Agreement”), dated as of August 12, 2008 (as amended, supplemented or otherwise modified from time to time), among CVS, Longs and Blue Mergersub Corp., (ii) refinance senior secured credit facilities of Longs and (iii) pay transaction costs related to the Longs Acquisition.

Pricing Levels:	The LIBOR Applicable Margin (as defined below) will be based upon a Pricing Level determined by the higher of the Borrower’s senior unsecured long-term debt ratings from Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”). If the ratings from S&P and Moody’s are split by more than one equivalent rating level, the operative rating will be deemed to be one rating level below the higher of the two ratings. The Pricing Levels are set forth in Appendix A.

Optional Prepayments and Commitment Reductions:	The Bridge Loans may be prepaid without premium or penalty (other than LIBOR breakage costs) in minimum amounts to be agreed upon. Commitments may reduced from time to time in minimum amounts to be agreed upon.

Mandatory Bridge Loan Facility Reduction Prepayment:	The commitments under the Bridge Loan Facility (and, to the extent provided below, the Bridge Loans) shall be immediately and permanently reduced in an amount equal to the net proceeds received by or on behalf of the Borrower or any of its subsidiaries from (i) the issuance by the Borrower or any of its subsidiaries of any equity securities in a registered public offering or a private placement, (ii) the issuance by the Borrower or any of its subsidiaries of long-term debt securities in a registered public offering or a private placement or any new bank credit facility (excluding indebtedness under (A) the Borrower’s $675 million 5-year credit facility with The Bank of New York as administrative agent dated as of June 11, 2004 (the “2004 Credit Facility”), (B) the Borrower’s $675 million 5-year credit facility with The Bank of New York as administrative agent dated as of June 3, 2005 (the “2005 Credit Facility”), (C) the Borrower’s $1.4 billion 5-year credit facility with The Bank of New York as administrative agent dated as of May 12, 2006 (the “2006 Credit Facility”), (D) the Borrower’s $1.25 billion 5-year credit facility with The Bank of New York as administrative agent dated as of March 12, 2007 (the “2007 Credit Facility” and, together with the 2004 Credit Facility, the 2005 Credit Facility and the 2006 Credit Facility, the “5-Year Facilities”) and (E) any indebtedness under any bank credit facility of the Borrower refinancing any bank credit facility of the Borrower existing on the date of the Commitment Letter or the 5-Year Facilities), (iii) any sale leaseback transaction, including any pass-through lease certificate transaction and/or (iv) any other debt financing (other than commercial paper) which results in the acquisition of all or substantially all of the stock or assets of Longs without causing the Effective Date to occur.

After giving effect to each commitment reduction described above or in “Bridge Loan Facility” above, the Bridge Loans shall be prepaid to the extent (if any) the amount of such commitment reduction exceeds the amount of the then available commitments. The amounts to be applied to the commitment reductions shall be applied to the scheduled commitment reductions in the direct order of maturity.

Interest Rate:	Loans under the Bridge Loan Facility will bear interest, at the option of the Borrower, at a rate per annum equal to either:

1.	The greater of the following (“ABR”):

(a)	the prime lending rate as set forth on the British Banking Association Reuters Screen RTRTSY1 page (or such other comparable page as may, in the opinion of the Administrative Agent, replace such page for the purpose of displaying such rate), as in effect from time to time (the “Prime Rate”); or

(b)	0.5% plus the federal funds rate (as published by the Federal Reserve Bank of New York, the “Fed Funds Rate”).

2.      LIBOR (adjusted for reserves) for interest periods of 1, 2, 3 or 6 months, in each case, plus the LIBOR Applicable Margin. The LIBOR Applicable Margin is set forth in Appendix A.

Interest Payments:	Interest on ABR loans will be payable quarterly in arrears and will be calculated on the basis of the actual number of days elapsed over (i) a 365(6)-day year for ABR loans bearing interest based upon the Prime Rate and (ii) a 360-day year for ABR loans bearing interest based upon the Fed Funds Rate.

Interest on LIBOR loans will be payable in arrears at the end of each applicable interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period. Interest on LIBOR loans will be calculated on the basis of a 360 day year for the actual number of days elapsed.

In accordance with its customary practice, the Administrative Agent shall provide notice to the Borrower when interest payments are due. Notwithstanding the foregoing, failure on the part of the Administrative Agent to give such notice will not affect when interest is due and payable.

Unused Fee:	The Borrower will pay an unused fee (the “Unused Fee”) calculated at the applicable rate per annum determined in accordance with Appendix A from and after the Effective Date on the average daily unused portion of the Bridge Loan Facility, such fees to be paid ratably to the Lenders based on their respective commitments quarterly in arrears.

Duration Fee:	The Borrower will pay a duration fee (the “Duration Fee”) (i) on December 31, 2008, in the amount of 0.25% of the then outstanding principal amount of Bridge Loans, (ii) on the date that is 180 days after the Closing Date, in the amount of 0.50% of the then outstanding principal amount of Bridge Loans, and (iii) on the date that is 270 days after the Closing Date, in the amount of 0.75% of the then outstanding principal amount of Bridge Loans.

Default Rate:	To the extent permitted by applicable law, any overdue principal, interest, fees or other amounts will bear interest, payable on demand, at a rate per annum equal to the ABR plus 2.00%.

Funding Mechanism:	Drawings for LIBOR loans will be available upon two business days’ notice (prior to 10:00 A.M.), in minimum amounts of $10 million and in multiples of $1 million in excess thereof. ABR loans will be available on the date of notice (prior to 10:00 A.M.) in minimum amounts of $1 million and in multiples of $500,000 in excess thereof, subject to customary breakage cost indemnification.

Prepayments:	ABR loans may be prepaid, without penalty, upon one business day’s prior written notice in full, or in minimum amounts of $500,000 and in multiples of $100,000 in excess thereof. LIBOR borrowings may be prepaid upon two business days’ prior written notice in full or in multiples of $1 million.

All prepayments shall be accompanied by (i) payment of accrued interest on the amount prepaid to the date of prepayment and (ii) in the case of a LIBOR loan, compensation to the applicable Lenders for break funding, if any.

Conditions Precedent:	(a) Effective Date. The effective date of the Bridge Loan Facility (the “Effective Date”) shall be subject to conditions precedent to effectiveness substantially the same as under the Borrower’s (i) 2007 Credit Facility and (ii) prior $5.75 billion credit agreement, dated as of March 15, 2007, as amended (the “Prior Bridge Credit Agreement” and, together with the 2007 Credit Facility, the “Reference Credit Agreements”), other than the condition relating to the consummation of the applicable acquisition.

(b) Closing Date. The availability of the initial Bridge Loans on the closing date (the “Closing Date”) shall be subject to the satisfaction of the following conditions precedent: (i) conditions precedent substantially the same as under the Reference Credit Agreements (except that any representation or condition that there shall not have been any material adverse change shall refer to material adverse changes occurring during the period from December 29, 2007 through August 12, 2008), (ii) the acceptance for payment pursuant to the Tender Offer of more than 66- 2/3% of the total number of shares of Longs on a fully diluted basis and (iii) the Longs Merger Agreement shall not have been amended after the date hereof in any respect that could reasonably be expected to have a material adverse effect on the interests of the Lenders without the consent of the Administrative Agent.

(c) Subsequent Bridge Loans. The availability of Bridge Loans after the Closing Date shall be subject only to the conditions that (i) no uncured payment or bankruptcy default shall exist under the Bridge Loan Facility and (ii) the representations and warranties related to the Borrower’s existence, non-contravention, enforceability, compliance with margin stock rules and Investment Company Act of 1940, as amended, shall be correct.

Representations and Warranties:	Substantially the same as under the Reference Credit Agreements.

Affirmative Covenants:	Substantially the same as under the Reference Credit Agreements.

Negative Covenants:	Substantially the same as under the Reference Credit Agreements.

Financial Covenant:	The ratio of Consolidated Indebtedness to Total Capitalization at the end of any fiscal quarter shall not exceed 0.6:l.0 (each as defined in the Reference Credit Agreements).

Events of Default:	Substantially the same as under the Reference Credit Agreements.

Cost and Yield Protection:	Substantially the same as under the Reference Credit Agreements.

Voting Rights:	Increases in commitments, decreases in principal amount, interest rate or fees, extensions of time of payment, extension of the maturity date, changes in sharing provisions among the Lenders, assignment or delegation of the Borrower’s rights or obligations, changes in several nature of the obligations of the Lenders and changes in the percentage necessary to act will require the approval of all of the Lenders under the Bridge Loan Facility. In all other cases, Lenders with aggregate commitments/Bridge Loans equaling at least 51% in principal amount of the total commitments/Bridge Loans under the Bridge Loan Facility (“Required Lenders”) will have the authority to approve amendments and waivers.

Assignments and Participations:	Each Lender may make assignments of all or any part of its Bridge Loans and commitments under the Bridge Loan Facility, with the consent of the Borrower and the Administrative Agent (such consents not to be unreasonably withheld or delayed or, in the case of the Borrower, required if an Event of Default shall exist), provided that, each such assignment shall be in a minimum amount of $5 million and subject to payment of a $3,500 assignment fee to the Administrative Agent. Notwithstanding the foregoing, assignments by any Lender to any other Lender or any Federal Reserve Bank or the sale of any participations shall not require the consent of the Borrower or the Administrative Agent. Assignments by any Lender to any affiliate of such Lender shall not require the consent of the Borrower.

Expenses and Indemnification:	Substantially the same as under the Reference Credit Agreements.

Governing Law:	The State of New York.

Waiver of Trial by Jury and Consent to New York Jurisdiction:	Required.

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